                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)(1)


                               800-JR CIGAR, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   282491 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)


--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282491 10 9

  1.     NAMES OF REPORTING PERSONS
         I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         LEWIS I. ROTHMAN
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
      NUMBER OF
                          5.    SOLE VOTING POWER                           0
        SHARES
                          ------------------------------------------------------
     BENEFICIALLY         6.    SHARED VOTING POWER                 7,400,000

       OWNED BY           ------------------------------------------------------
                          7.    SOLE DISPOSITIVE POWER                      0
         EACH
                          ------------------------------------------------------
      REPORTING           8.    SHARED DISPOSITIVE POWER            7,400,000

     PERSON WITH
--------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,400,000
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   |_|

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  61.9%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 282491 10 9

  1.     NAMES OF REPORTING PERSONS
         I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         LAVONDA M. ROTHMAN
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
      NUMBER OF
                          5.    SOLE VOTING POWER                           0
        SHARES
                          ------------------------------------------------------
     BENEFICIALLY         6.    SHARED VOTING POWER                 7,400,000

       OWNED BY           ------------------------------------------------------
                          7.    SOLE DISPOSITIVE POWER                      0
         EACH
                          ------------------------------------------------------
      REPORTING           8.    SHARED DISPOSITIVE POWER            7,400,000

     PERSON WITH
--------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,400,000
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   |_|

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  61.9%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        NAME OF ISSUER:

                  800-JR CIGAR, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  301 Route 10 East
                  Whippany, New Jersey 07961

ITEM 2(a).        NAMES OF PERSONS FILING:

                  (1) Lewis I. Rothman
                  (2) LaVonda M. Rothman

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  800-JR CIGAR, Inc.
                  301 Route 10 East
                  Whippany, New Jersey 07961

ITEM 2(c).        CITIZENSHIP:

                  (1) Lewis I. Rothman is a U.S. citizen.
                  (2) LaVonda M. Rothman is a U.S. citizen.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.01 per share ("Common Stock")

ITEM 2(e).        CUSIP NUMBER:

                  282491 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)      |_|      Broker or dealer registered under Section 15
                                    of the Act;
                  (b)      |_|      Bank as defined in Section 3(a)(6) of the
                                    Act;
                  (c)      |_|      Insurance company as defined in Section 3(a)
                                    (19) of the Act;
                  (d)      |_|      Investment company registered under Section
                                    8 of the Investment Company Act of 1940;
                  (e)      |_|      An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);
                  (f)      |_|      An employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)      |_|      A parent holding company or control person
                                    in accordance with Rule 13d-1(b)(ii)(G);
                  (h)      |_|      A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act;
                  (i)      |_|      A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940;
                  (j)      |_|      Group, in accordance with Rule 13d-1(b)(1)
                                    (ii)(J).

                  Not Applicable.

ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:

                                                                           Aggregate Number of
Name                                                                       Shares Beneficially Owned
------------------------------------------                                 -------------------------
Lewis I. Rothman                                                                7,400,000(1)(3)(4)
LaVonda M. Rothman                                                              7,400,000(2)(3)(4)

--------------------

(1) Includes 3,387,920 shares of Common Stock owned by Lewis I. Rothman's wife, LaVonda M. Rothman.

(2) Includes 3,387,920 shares of Common Stock owned by LaVonda M. Rothman's husband, Lewis I. Rothman.

(3) Includes (i)131,040 shares of Common Stock held by LaVonda M. Rothman and Lewis I. Rothman, Trustees and Samuel Bornstein as Special Trustee of a trust f/b/o Shane Rothman created under a trust agreement dated November 1, 1994, Lewis I. Rothman, Grantor, (ii) 131,040 shares of Common Stock held by LaVonda M. Rothman and Lewis I. Rothman,

         Trustees, and Samuel Bornstein as Special Trustee of a trust f/b/o Marni Rothman created under a trust agreement dated November 1, 1994, Lewis I. Rothman, Grantor, (iii) 131,040 shares of Common Stock held by LaVonda M. Rothman and Lewis I. Rothman, Trustees and Samuel Bornstein as Special Trustee of trust f/b/o Samantha Rothman created under a trust agreement dated November 1, 1994, Lewis I. Rothman, Grantor, and
         (iv) 131,040 shares of Common Stock held by LaVonda M. Rothman and Lewis I. Rothman, Trustees and Samuel Bornstein as Special Trustee of a trust f/b/o Luke Rothman created under a trust agreement dated November 1, 1994, Lewis I. Rothman, Grantor, which may be deemed to be beneficially owned by the reporting person but as to which the reporting person disclaims beneficial ownership.

(4) Includes 50,000 shares of Common Stock issuable upon the exercise of options granted to Lewis I. Rothman under the Company's 1997 Long-Term Incentive Plan and 50,000 shares of Common Stock issuable upon the exercise of options granted to LaVonda M. Rothman under the Company's 1997 Long-Term Incentive Plan.

                  (b)      Percent of Class:

                           (i)      Lewis I. Rothman                                    69.1% (1)(2)
                           (ii)     LaVonda M. Rothman                                  69.1% (1)(2)

                           (1) Based on 11,862,299 shares of Common Stock issued and outstanding on August 4, 2000.

                           (2) Assumes the issuance of 100,000 shares of Common Stock upon the exercise of options by Lewis I. Rothman and LaVonda M. Rothman.

                  (c) Number of shares as to which persons filing statement have:


                      (i)  Sole power to vote or to direct the vote:

                      (1)  Lewis I. Rothman -- 0 shares of Common Stock.
                      (2)  LaVonda M. Rothman -- 0 shares of Common Stock.

                      (ii) Shared power to vote or to direct the vote:

                      (1)  Lewis I. Rothman -- 7,400,000 shares of Common Stock.
                      (2)  LaVonda M. Rothman -- 7,400,000 shares of Common Stock.

                      (iii) Sole power to dispose or to direct the disposition of:

                      (1)  Lewis I. Rothman -- 0 shares of Common Stock.
                      (2)  LaVonda M. Rothman -- 0 shares of Common Stock.

                      (iv) Shared power to dispose or to direct the disposition of:

                      (1)  Lewis I. Rothman -- 7,400,000 shares of Common Stock.
                      (2)  LaVonda M. Rothman -- 7,400,000 shares of Common Stock.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10.       CERTIFICATION.

         Not Applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Date:  August 28, 2000


/s/ Lewis I. Rothman
-------------------------------------
Lewis I. Rothman


/s/ LaVonda M. Rothman
-------------------------------------
LaVonda M. Rothman




         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties for whom copies are to be sent.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                    FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).